News Release

Number 17, 2003

Edmonton, Alberta, September 24, 2003:

Subject to regulatory approval. RSI has granted Mr. Paul Giannelia an option to purchase 1,223,000 common shares of RSI at an exercise price of $ 1.14 per share expiring September 22, 2008.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials throughout the global marketplace.

For further Information contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this release.